United States securities and exchange commission logo





                              December 7, 2020

       Brian Armstrong
       Chief Executive Officer
       Coinbase Global, Inc.
       c/o The Corporation Trust Company
       1209 Orange Street
       Wilmington, DE 19801

                                                        Re: Coinbase Global,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
9, 2020
                                                            CIK No. 0001679788

       Dear Mr. Armstrong:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted October 9, 2020

       General

   1. Please clarify for us whether the Class T common stock will be issued and outstanding prior to the effective
date of the registration statement. In addition, assuming the Class T common stock is
outstanding prior to effectiveness, please tell us how you intend to identify the price at
which Class T common stock holders will offer their shares for resale following the
effectiveness of the registration statement and prior to the emergence of any public market for such
securities. Please refer to Item 501(b)(3) of Regulation S-K.
   2. Please provide us with your legal analysis why the issuance of Class T shares in token
 Brian Armstrong
FirstName LastNameBrian  Armstrong
Coinbase Global, Inc.
Comapany7,
December  NameCoinbase
             2020        Global, Inc.
December
Page 2    7, 2020 Page 2
FirstName LastName
         form does not represent the issuance of a security different from the uncertificated security. In your analysis, please provide a detailed explanation of why a single class of securities may be held in different forms with different rights under applicable state law.
3. Please provide us with your legal analysis as to why the offering of Class T common stock should not be treated as an indirect primary offering. Please refer to Securities Act Rules
         Compliance and Disclosure Interpretations 612.09, which is available on our website.
4. Please refer to the carryover risk factor paragraph on pages 26-27. Please provide us with your legal analysis as to why you believe you can conclude that the crypto assets traded on your core platform are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. In your response, please
         specifically address how you    determine with a reasonable degree of
certainty    that crypto
         assets are not securities for purposes of the federal securities laws. In preparing your
         response, you may find useful the letter sent by the SEC   s Strategic
Hub for Innovation
         and Financial Technology to The New York State Department of Financial Services on
         January 27, 2020, which letter is available on our website at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.
5. Please provide us with your legal analysis as to why your activities supporting staking are executed in compliance with the federal securities laws.
6. You state in the first full bullet point on page 67 that you intend to host an investor day and engage in certain other investor education meetings. Please clarify the intended scope and timing of these investor education meetings, including whether they are follow-up meetings to answer questions about information provided at the investor day, or something more. In addition, please clarify whether the Company will cease all marketing and investor education activities and observe a restricted period in connection with the pricing of the direct listing.
7. Please provide mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. For guidance, refer to Securities Act
         Forms Compliance and Disclosure Interpretation 101.02.
8. While we understand you do not have a principal executive office, please add to the cover page of the registration statement your primary business telephone number, if you have one.
Cover page

9. Please refer to the fifth paragraph. Please revise the discussion of the timing of Goldman
         Sachs   s obligations by clarifying whether Goldman Sachs (as
financial advisor) is
         obligated to notify Nasdaq that the shares are    ready to trade
before, during, or after
         Nasdaq is to calculate the Current Reference Price (Opening Price). The disclosure as currently drafted appears to indicate that Goldman Sachs must make a subsequent or
         separate determination to    approve proceeding at the Current
Reference Price.    Please
 Brian Armstrong
FirstName LastNameBrian  Armstrong
Coinbase Global, Inc.
Comapany7,
December  NameCoinbase
             2020        Global, Inc.
December
Page 3    7, 2020 Page 3
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         similarly revise the corresponding disclosure in Plan of Distribution.
10. You state that both Goldman Sachs and J.P. Morgan in their roles as financial advisors will consult with Nasdaq. Please tell us how this is consistent with the Nasdaq direct
         listing rule permitting only one financial advisor to be    designated
   for purposes of
         consulting with the exchange and performing the    ready to trade
duties and other
         functions. Alternatively, please revise here and in the first paragraph on page 177 to
         clarify the financial advisors    respective roles in the direct
listing.
About This Prospectus, page ii

11. Please explain the basis for indicating that changes to the plan of distribution may be made in a prospectus supplement. In this regard, we note your obligation pursuant to the undertakings in Part II of the registration statement to file during any period in which offers or sales are being made a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information. Prospectus Summary
Our Token     Class T Common Stock, page 6

12. Please clarify here and throughout the prospectus whether the benefits you intend to provide to holders of the Class T common stock will depend on whether the stock is held in certificated form represented by a security token. In addition, please tell us whether such benefits would constitute terms and conditions of the security, and please tell us the basis for your position.
Implications of Being an Emerging Growth Company, page 9

13. Please provide us copies of all written communications, as defined in Rule 405 under the
         Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact J. Nolan McWilliams at the number below to discuss how to submit the materials, if any, for our review.
Risk Factors
Our operating results have and will significantly fluctuate, page 14

14. Please place this risk factor in context by quantifying the volatility in crypto assets in recent periods.
A particular crypto asset   s status as a    security    in any relevant
jurisdiction is subject to a high
degree of uncertainty, page 26

15. We note your disclosure that "[t]he test for determining whether any given crypto a is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome
 Brian Armstrong
FirstName LastNameBrian  Armstrong
Coinbase Global, Inc.
Comapany7,
December  NameCoinbase
             2020        Global, Inc.
December
Page 4    7, 2020 Page 4
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         is difficult to predict." Please emphasize that this test is a legal test and is different than your scoring model, which is not a legal standard and only a risk-based assessment that does not preclude legal or regulatory action based on the presence of a security.
16. We note your disclosure that "[p]ublic statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form)." Please revise this risk factor to clarify that Bitcoin and Ether are the only digital assets as to which senior officials at the SEC have publicly expressed such a view, and further clarify that as to all other digital assets there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the predictions of your scoring model.
We may suffer losses due to abrupt and erratic market movements, page 39

17. We note from media accounts that trading has been disabled or temporarily halted in the past year. Please place this risk factor in context by quantifying the number, frequency, and average duration of outages in the last year and any material expenses or other damages as a result.
Risks Related to Crypto Assets
A temporary or permanent blockchain "fork" to any supported crypto asset, page
41

18. Please tell us and disclose your policy for accounting for forks and airdrops. Your disclosure should address your policy related to digital assets owned by you as well as those held by you through custodial accounts.
Risks Related to our Class T Common Stock, page 60

19. Please expand your risk factor disclosure relating to holding and trading Class T common stock in token form. In doing so, please address the particular risks arising from the different or limited rights that holders of Class T common stock in token form will have compared to holders of certificated securities.
The registration and listing of our Class A common stock, page 66

20. Please remove the implication of an intention to engage in price manipulation by deleting the following language from the fifth sentence of the first bullet
point:    to help stabilize,
         maintain, or affect the public price    and    on the Nasdaq Global
Select Market
         immediately after the listing.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
89

21. We note crypto assets held totaled $38.5 million and $33.9 million as of June 30, 2020 and December 31, 2019, respectively. Please provide us a rollforward of your crypto assets held for each period presented which includes or reconciles to crypto asset amounts disclosed in your Consolidated Statement of Cash Flows.
 Brian Armstrong
Coinbase Global, Inc.
December 7, 2020
Page 5
Overview, page 89

22. Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. For example, you state that you expect volatility in trading volume to decrease as institutional trading increases and as you expand the number of supported crypto assets. Please discuss the extent to which decreased volatility and shifting the mix of users and crypto assets are expected to materially impact revenues and profitability.
         Refer to Item 303(a) of Regulation S-K and Section III.B.3 of Release No. 33-8350.
Our Business Model, page 90

23. Please expand your discussion of crypto asset price cycles, including qualitative and quantitative information, so that investors can better understand the duration and volatility of price cycles and the extent to which volatility in the cryptoeconomy is related to broader economic cycles.
24. Please refer to the third paragraph of this section. Please discuss specifically how you manage Coinbase to break-even over price volatility cycles.
Key Business Metrics, page 91

25. We note disclosure on page 16 that transaction fees generated with the purchase, sale, and trading of Bitcoin and Ether drove over 65% of total trading volume on your platform during the six-months ended June 30, 2020. Please revise to quantify material crypto asset concentrations in trading volumes, transactions fees, and other key performance metrics for each period provided.
26. You state that Verified Users, Monthly Active Users, and Assets on Platform are an
         indication of scale, engagement with your platform, and monetization opportunities.
         Please discuss the relationship of each of these metrics to net revenues and revenues from products and services.
Assets on Platform, page 93

27. Please refer to the chart on page 93. Please break out the components of Assets on
         Platform by quantity, price, and types of assets and discuss the reasons for period over period fluctuations by component.
Trading Volume, page 93

28. Please refer to the chart on page 94. Please explain the reasons for period over period
FirstName LastNameBrian Armstrong
       fluctuations in Retail Users    Trading Volume, Institutions    Trading
Volume, and 3 Month
Comapany    NameCoinbase
       Volatility.          Global,
                   Also please       Inc.the extent to which fluctuations in 3
Month Volatility
                                discuss
       correlate
December         or Page
           7, 2020  are predictive
                          5        of retail and institutional trading volume.
FirstName LastName
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FirstName LastNameBrian  Armstrong
Coinbase Global, Inc.
Comapany7,
December  NameCoinbase
             2020        Global, Inc.
December
Page 6    7, 2020 Page 6
FirstName LastName
Key Factors Affecting Our Performance
Investments in growth, page 95

29. Please quantity the estimated investments in development of products and service, sales and marketing, and internationally and discuss key milestones and time frames to implement each of these strategies. To the extent this is not known for a particular growth strategy, please briefly describe the factors you will consider in determining the amount and timing of investments.
Strategic acquisitions, investments, and partnerships, page 96

30. We note disclosure that you plan to enter into a variety of strategic partnerships with various companies that contribute to your ability to scale your business, including but not limited to, partnerships that allow you to increase traffic to your platform, bridge traditional finance with cryptocurrency, and expand your current product offerings. We also note disclosure of partnerships with Centre Consortium on page 29, PayPal on page
         119, and a multinational corporation related to your Spend product on pages 120 and 122.
         Please revise your filing to discuss the benefits of these partnerships including how they will impact future financial results.
Components of Results of Operations
Other revenue, page 97

31. We note disclosure that periodically, as an accommodation to customers, you may fulfill customer transactions using your own crypto assets. To the extent the accommodations become material, please revise to more fully explain the economic and other reason(s)
         why you provide this accommodation, why these transactions wouldn   t
be fulfilled by
         customers on your trading platform, and to provide any other information needed to allow an investor to understand the potential benefits and costs and the impact on your financial results or business from these transactions.
Transaction expense, page 97

32. We note disclosure that included within transaction expenses are crypto asset losses due to transaction reversals and that these losses increased by $6.2 million during the six months ended June 30, 2020 due to a 55% increase in trading volume. Please revise to more clearly describe why and how you incur costs and losses related to transaction reversals and tell us if fee reversals are included in this amount noting your disclosure on page 106 regarding the estimate of fee reversals included in revenue. Please disclose total transaction reversal losses recognized for each period presented along with a discussion of the underlying reason for material trends and discuss any policies and procedures used to manage this risk.
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FirstName LastNameBrian  Armstrong
Coinbase Global, Inc.
Comapany7,
December  NameCoinbase
             2020        Global, Inc.
December
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FirstName LastName
Critical Accounting Policies and Estimates
Revenue recognition, page 105

33. We note disclosure that in certain instances, transaction fees can be collected in crypto assets with revenues measured based on the amount of crypto assets received and the fair value of the crypto assets at the time of the transaction. Please revise to discuss:

                the prevalence of collecting transaction fees in crypto assets and quantify if material, if you typically hold these crypto assets or convert them into fiat currency after receipt, and
                how you manage the fair value risk associated with crypto assets received.
Business
Welcome to the Cryptoeconomy, page 112

34. Please discuss here crypto asset forks and airdrops and describe the criteria you use in determining whether to support forked or airdropped crypto assets. Also please provide us the basis for your belief that you are not required to support any fork or provide any benefit of any forked crypto asset to your customers. We note the second to last paragraph of the full risk factor on page 41.
What Sets Us Apart
We have a trusted platform, page 117

35.      Please briefly provide the basis of your belief that you have a
trusted platform    and
         substantiate that you have the industry   s largest insurance policy.
Growth Strategy, page 118

36. Please revise, where appropriate, to disclose the more than 30 crypto assets you allow customers to invest in and the more the 50 crypto assets you store on your platform as disclosed on page 120.
Our Products
Retail, page 122

37. We note disclosure on page 123 that for your Save product customers earn rewards in the form of USDC and Dai, which are stablecoins that you earn commissions on when customers earn rewards. Please revise to disclose who issues these stablecoins as rewards and how these rewards are reflected in your financial statements. Additionally, as we note holdings of USDC on your balance sheet on page F-4, please tell us the amount of Dai held at each period end presented.
Committees of the Board of Directors, page 136

38.      Please discuss the extent of the board   s and the audit and
compliance committee   s role in
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FirstName LastNameBrian  Armstrong
Coinbase Global, Inc.
Comapany7,
December  NameCoinbase
             2020        Global, Inc.
December
Page 8    7, 2020 Page 8
FirstName LastName
         overseeing cybersecurity risk management. Please refer to Item 407(h) of Regulation S-K and the Commission Statement and Guidance on Public Company
Cybersecurity
         Disclosures (Feb. 26, 2018).
Certain Relationships and Related Party Transactions
Investors    Rights Agreement, page 151

39. Please identify by name the holders of your convertible preferred stock who are parties to
         the investors    rights agreement.
Principal and Registered Stockholders, page 154

40. Please clearly identify the selling security holders. In particular, please disclose the amount of securities to be offered for each security holder's account as well as the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. In addition, please disclose the name of each of the selling security holders you have aggregated in the categories labeled "Non-Executive
         Officer and Non-Director Service Providers" and "All Other Registered Stockholders" and
         provide for each of them the information required by Item 507 of Regulation S-K, or tell us why you believe such disclosure is not required.
Class A Common Stock, Class B Common Stock, and Class T Common Stock Conversion, page 159

41. Please refer to the second paragraph on page 160. Please disclose the circumstances under which you believe the committee of disinterested directors would choose to convert Class
         T common stock into Class A common stock. In addition, please disclose how they would establish the conversion price and notify holders in the event they elected to effect a conversion. In your response, please address whether the process and procedures for a conversion would be different if the Class T common stock were quoted on an alternative trading system.
Form, page 160

42. You state that holders may elect to hold shares of Class T common stock in certificated form represented by a security token. Please expand this section to disclose in detail the differences between holding such securities in certificated form and token form. In this regard, we note your risk factor disclosure beginning on page 60, which describes a variety of differences, some of which implicate fundamental rights of security ownership, such as voting and receiving dividends. In addition, please disclose the process for exchanging securities in certificated form for securities in token form, as well as how tokens will be issued, who will hold the public and private keys for the tokens, who will establish the blockchain and how the tokens will be transferred and recorded on the blockchain. Further, please explain in detail how you will determine who is eligible to vote shares represented by tokens, who is eligible to receive dividends or other payments
 Brian Armstrong
Coinbase Global, Inc.
December 7, 2020
Page 9
         on such shares and what direct rights token holders will have and how they will be able to exercise those rights.
Our Token     Class T Common Stock, page 166

43. To the extent known, please clarify whether you intend to register the Class T common stock or any other class of digital securities you may issue in the future under Section 12 of the Exchange Act.
44. Please refer to the second paragraph. Please clarify whether you intend to provide benefits to holders who are directors, officers, or related parties.
45. Please tell us how you would likely structure any future issuance of shares of Class T common stock to your customers in connection with customer reward or loyalty programs to comply with the federal securities laws, including, but not limited to, the registration requirements of the Securities Act.
Plan of Distribution, page 176

46. Please disclose that the holders of Class T common stock who are offering their securities for resale pursuant to this registration statement may be deemed to be statutory underwriters.
47.      Please clarify whether you intend for the term    registered
stockholders    to include their
         pledgees, donees, transferees, or others in terms of the registrant
s existing stockholders
         who may or may not sell their shares immediately at the open of trading on Nasdaq.
48. Please refer to the second full paragraph on page 178. Please disclose whether Goldman
         Sachs, J.P. Morgan, or any other financial advisors will also serve in the capacity of an
            active market maker    in connection with this direct listing and,
if so, briefly describe the
         scope and timing of their activities in contrast to those of a financial advisor.
Index to Consolidated Financial Statements, page F-1

49. Please revise to include audited statements for the fiscal year ended December 31, 2018 or confirm that you intend to include two years of audited financial statements and related
         MD&A disclosure in an amendment prior to distributing a preliminary prospectus to investors. Refer to General Instruction II.C of Form S-1 for guidance. Report of Independent Registered Public Accounting Firm, page F-2

50. Please revise to include a report of the independent registered public accounting firm
FirstName LastNameBrian Armstrong
       indicating that their audit was conducted in accordance with the standards of the PCAOB,
Comapany   NameCoinbase
       rather                Global, Inc.
              than only the auditing standards. Refer to the guidance in paragraph .09 of AS3101.
December 7, 2020 Page 9
FirstName LastName
 Brian Armstrong
FirstName LastNameBrian Armstrong
Coinbase Global, Inc.
Comapany7,
December  NameCoinbase
            2020        Global, Inc.
December
Page 10 7, 2020 Page 10
FirstName LastName
Note 2. Summary of Significant Accounting Policies
Customer custodial funds and custodial funds due to customers, page F-12

51. We note that you have customer custodial funds in segregated accounts. These funds represent cash deposits held by customers in their fiat wallets and unsettled transaction payables. Please tell us and revise to discuss if you segregate customer custodial funds as a result of a regulatory requirement or for another reason. Additionally, please revise to disclose your accounting policy for your customer custodial funds and tell us the accounting guidance supporting recognition of these amounts on your balance sheet.
Note 4. Acquisitions
Neutrino, page F-19

52. Please tell us the accounting guidance that supports your accounting of the $7.4 million held in an escrow fund for former stockholders of Neutrino S.r.l at the acquisition date and subsequent to the acquisition date when you released the funds and recognized the amount as a technology and development expense in your consolidated statement of operations.
          Specifically, tell us how you considered the guidance starting in ASC 805-10-25-13 as to whether the separation agreement entered into soon after the acquisition should be reflected as a measurement period adjustment to the initial accounting for the acquisition of Neutrino.
Xapo, page F-20

53. Please tell us the accounting guidance that supports measuring the contingent consideration at fair value with subsequent changes in fair value being recognized in net income or loss for your acquisition of the customer relationships and institutional custody business of Xapo, Inc. Specifically tell us how you considered whether the transaction should be accounted for as an acquisition of assets rather than a business with contingent consideration not meeting the definition of a derivative typically accounted for in accordance with ASC 450.
Note 5. Revenue
Staking revenue, page F-22

54. We note your disclosure here that the Company participates in networks with proof-of-
         stake consensus algorithms, through creating or validating blocks on the network. In exchange for participating in the consensus mechanism of these networks, the Company earns rewards in the form of the native token of the network. We further note your disclosure on page 35, that as a service to customers, you operate staking nodes on certain
         blockchain networks utilizing customers    crypto assets and pass
through the rewards
         received to those customers, less a service fee.

         Please provide us with the following additional information concerning your staking services:
 Brian Armstrong
Coinbase Global, Inc.
December 7, 2020
Page 11

             Provide us with a more detailed description of the nature of your staking services. In your response please elaborate on how the staking process operates, how you provide services and generate revenue from that process and how your arrangements with customers are structured.
             Confirm whether staking revenue presented on page F-21 represents staking revenue earned from activities performed on your own account, performed on behalf your customers, or both. If both, separately quantify the related staking revenues recognized during each period presented and tell us where these amounts are recognized on your statements of operations.
             Describe the nature of your staking expenses and quantify them separately for each period presented; and
             Quantify rewards received, rewards passed through to customers, and service fees earned during each period presented and reconcile such amounts to the staking revenues disclosed on page F-21.
Note 8. Goodwill and Intangible Assets, page F-25

55. Please revise to separately disclose each material crypto asset held and its value as of each period end presented.
       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Dietrich King, Attorney-Advisor, at (202) 551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameBrian Armstrong
                                                            Division of
Corporation Finance
Comapany NameCoinbase Global, Inc.
                                                            Office of Finance
December 7, 2020 Page 11
cc:       Michael A. Brown, Esq.
FirstName LastName